

April 26, 2012

Via E-mail
Douglas Wright
Executive Vice President and Chief Financial Officer
Intermountain Community Bancorp
414 Church Street
Sandpoint, ID 83864

      Re: Intermountain Community Bancorp
               Amendment No. 1 to Registration Statement on Form S-1
               Filed April 19, 2012
               File No. 333-180072

Dear Mr. Wright:

We have reviewed your amended registration statement and response letter dated April 19, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated April 2, 2012. After the Annual Meeting, please include the disclosure relating to the results of the meeting, including confirmation of the date that the amendment to your articles was filed, in a pre-effective amendment to your registration statement.

2. Please also note that after May 15, 2012, you will be required to update your financial statements and related disclosure in accordance with Rule 8-08 of Regulation S-X in a pre-effective amendment to the registration statement. All disclosure as of December 31, 2011 should be updated to be current as of March 31, 2012.

Cover Page

3. We reissue comment 5 of our letter dated April 2, 2012. It does not appear that you have revised your cover page to state a price at which you will sell your warrants and non-voting common stock.

Selling Securityholders, page 36

4. We reissue comment 7 with respect to Ramat Securities, a registered broker-dealer. You are required to either revise your registration statement to identify any registered broker-dealers as underwriters to the securities to be resold or to remove them from the offering.

5. We note your response to comment 8 of our letter dated April 2, 2012. Please add these representations to your registration statement.

6. We note your response to comment 10 of our letter dated April 2, 2012. Please add this information to your registration statement. Please refer to CD&I 240.04.

Exhibit 5.1

7. Counsel may not issue a legal opinion as to the legality of shares that have not yet been issued. Therefore, counsel must revise and re-file its legal opinion as an exhibit to the registration statement after such shares have been authorized.

8. Please delete the assumptions in the fourth paragraph on page 2 of the legal opinion. It is not appropriate for counsel to assume any of the material facts underlying the opinion, including necessary corporate actions.

9. For secondary offerings, counsel is obligated to state its opinion that each of the securities "are" validly issued, fully paid and non-accessible, instead of "will be" validly issued, etc. Please revise the opinions on page 3 accordingly.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Attorney

cc.   Via E-mail
        Stephen Klein
        Graham & Dunn PC